Exhibit 77(i)


                       Terms of New or Amended Securities

At the November 30, 2007 Board Meeting, the Board of Directors of ING Partners, Inc. approved the establishment of ING Index Solution Portfolio, ING Index Solution 2015 Portfolio, ING Index Solution 2025 Portfolio, ING Index Solution 2035 Portfolio and ING Index Solution 2045 Portfolio.